Exhibit 99.1

Claude Resources Ramps up 8 Zone Drilling at Madsen

"19,500 metre Underground Program Scheduled for 2011"

Toronto Stock Exchange
Trading symbol - CRJ
AMEX - CGR

SASKATOON, SK, April 12 /CNW/ - Claude Resources Inc. (TSX: CRJ) (AMEX: CGR) announces that it has launched Phase II Underground drilling at its 100 percent owned Madsen exploration property at Red Lake, Ontario.

The initial underground drill targets include the plunge and strike extensions of the 8 Zone as well as conceptual targets associated with the 8 Zone Trend. Phase I drilling successfully intercepted high grade gold mineralization down plunge of historic stopes within the 8 Zone as well as confirmed the development of a sub-parallel footwall target.  The results suggest that the 8 Zone structure may be improving with depth as demonstrated by the two deepest intercepts to date returning feet 0.75 oz/ton over 25.92 feet and 0.71 oz/ton over 11.45 feet (see October 14th, 2009 press release, 'Claude Resources Inc. Completes Phase I Drilling at Madsen Project, Red Lake, Ontario').

Phase II drilling includes 19,500 metres (64,000 feet) in 25 to 30 holes and is anticipated to continue through to the end of 2011. Dewatering and rehabilitation of the Madsen Gold Mine is on-going with water levels currently 70 feet above the 17th level.  Drilling initiated in early April with a single rig on the 16th level, 2,450 feet below surface, with a second platform and drill rig to be established on the level during the second quarter.

"Our success in intercepting high grade gold during Phase I of the underground program supports our belief in the potential of the 8 Zone system and the Madsen property.  The 8 Zone Trend has all the characteristics of high grade Red Lake systems and has seen limited exploration. Phase II underground drilling has the potential to significantly grow our existing resource base at the fully-permitted and infrastructure-rich Madsen property," stated Brian Skanderbeg, Vice-President Exploration, Claude Resources Inc.

The 8 Zone ore lense was discovered in 1969 and mined between the 22nd and 27th levels through to mine closure in 1976.  Phase I underground drilling demonstrated the 8 Zone is a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies. The system remains open in all directions and shows strong similarities to high grade mineralization characteristic of the Red Lake Belt.

The Madsen Gold Mine, located in the town of Madsen, is approximately 10 kilometres from the town of Red Lake, Ontario and is in one of the highest grade gold districts in the world. The Madsen Mine was the third largest gold producer in the Red Lake camp behind the Campbell and Dickenson Mines with a total of 2.45 million ounces of gold produced over its 38 year mine life.  The property currently hosts a National Instrument 43-101 compliant Indicated Resource of 928,000 ounces at 8.93 g/tonne and an Inferred Resource of 297,000 ounces at 11.74 g/tonne (see December 7th, 2009 press release, 'Claude Resources Inc. Reports Independent NI 43-101 Resource at Madsen Mine').

In addition to Phase II underground exploration at the Madsen Project, Claude continues to focus on expanding the production profile and resource base at the Seabee Operation and advancement of its 65 percent owned Amisk Gold Project in northeastern Saskatchewan.

A Madsen property location map and longitudinal section are available on Claude's website www.clauderesources.com.

Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration, is the Qualified Person who has reviewed and approved this news release.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 930,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Cautionary Note Regarding Forward-Looking Information

This document contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent", "estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Cautionary note to U.S. investors concerning resource estimate: The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

Brian Skanderbeg, P.Geo, Vice President, Exploration
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 12-APR-11